Exhibit 99.3

Dear Investor,

I am pleased to report that the company achieved a 9.93% sequential revenue growth in Q2 on the back of continued business momentum with existing customers. Revenue for Q2, at Rs. 848.10 crore, was better than the guidance of Rs. 810 crore. The strong growth in revenue was accompanied by margin expansion on account of continued rationalization in selling, general and administrative expenses. EPS, at Rs. 5.95, grew 8.58% sequentially, higher than the guidance of Rs. 5.48. On account of positive business demand witnessed in Q2, we are revising our revenue guidance upwards for fiscal 2005 to Rs. 3415 crore to Rs. 3428 crore, implying an annual growth of 34.4% to 34.9%. EPS for fiscal 2005 is also revised upwards to Rs. 22.61 to Rs. 22.76.

The broad-based growth across verticals is a noteworthy feature of our performance in Q2. The threshold revenue limit for entry into top 10 has increased by 87% compared to the corresponding quarter last fiscal, indicative of our enhanced intimacy with existing customers. Our verticalised focus and business solution centric approach has contributed to an impressive growth of 28% in the traditionally strong vertical of BFSI. Our Telecom vertical has also recorded a robust growth rate of 18%, thus sustaining the double digit growth recorded in the previous two quarters. We continue to experience accelerated growth in newer verticals: Healthcare, for instance has registered a 25% sequential growth.

While we have observed enhanced opportunities in enterprise solutions, infrastructure services are also showing a lot of promise. We believe that managed infrastructure services addresses an important element of the IT services value chain and compliment our efforts to be a truly end-to-end solution provider. We are also pleased with our leadership position in the Integrated Engineering Solutions Practice with an Associate strength in excess of 1700. This breadth of service offerings, in our opinion, would enable us to compete favorably with global systems integrators.

We are aggressively pursuing our expansion strategy to explore new markets and to partner with our global customer base, across different geographies. We are upbeat about the business potential in China and are expanding our presence there. We opened our largest Global Development Center outside India in Melbourne, Australia, which will serve as a major technological development and software support center for our Asia-Pacific operations. Within the next few weeks our European operations are being strengthened with the addition of a Development Center in Hungary. This will help us address opportunities for near shore services and provide access to East European markets. We are excited about the prospects in Latin American markets and plans are underway to anchor our presence in Sao Paulo, Brazil to address these markets. To support this strategy, we are laying strong emphasis on building a robust Satyam Brand, and on developing seamless global delivery capabilities. We believe this will help us in bringing about higher levels of efficiencies for our customers and reinforce the mutually beneficial partnerships that we have established.

Nipuna, our BPO subsidiary, recorded revenue of Rs. 11.05 crore in Q2. Nipuna has made significant investments in building world-class infrastructure facilities. The company has 1350 Associates and is providing services to 16 customers.

I am happy to state that the Board has considered an interim dividend of 100% for fiscal 2005.

B. Ramalinga Raju

Q2 Table of Contents

Financial Highlights — Indian GAAP	2
Balance Sheet	3
Financial Highlights — US GAAP	4
Subsidiaries, Joint Ventures and Associated Companies	5
Business Outlook	5
Business Highlights	6
Nipuna Services Limited	6
Operational Parameters for Q2, fiscal 2005	7

Note: All financial data of Satyam is as per Indian GAAP standalone, unless mentioned otherwise.

• Q2 Revenue up 10% sequentially	• Q2 EPS up 9% sequentially

Satyam Computer Services Limited

Financial Highlights — Indian GAAP
Profit and Loss Account Summary for the quarter ended

In Rs. Crore except per share data

	September		Growth over September 2003 Quarter	June	Growth over June 2004 Quarter
	2004	2003	(%)	2004	(%)
Income
Services
- Exports	824.54	581.88	41.70	748.82	10.11
- Domestic	23.56	16.61	41.84	22.68	3.88
Total Services Income	848.10	598.49	41.71	771.50	9.93

Expenditure
Personnel Expenses	486.80	304.04	60.11	434.34	12.08
Operating and Administration Expenses	140.50	127.88	9.87	138.33	1.57
	627.30	431.92	45.24	572.67	9.54
Operating Profit (EBITDA)	220.80	166.57	32.56	198.83	11.05
EBITDA Margin	26.03%	27.83%		25.77%
Financial Expenses	0.16	0.19	(15.79)	0.20	(20.00)
Depreciation	25.84	28.47	(9.24)	25.96	(0.46)
Operating Profit After Interest and Depreciation	194.80	137.91	41.25	172.67	12.82
Other Income	23.93	37.59	(36.34)	30.77	(22.23)
Profit Before Tax	218.73	175.50	24.63	203.44	7.52
Provision for Taxation	29.94	27.91	7.27	29.96	(0.07)
Profit After Taxation (PAT)	188.79	147.59	27.92	173.48	8.83
Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	5.95	4.69	26.87	5.48	8.58
Diluted	5.87	4.69	25.16	5.40	8.70

•	For Q2, Satyam recorded a total income of Rs. 872.03 crore, an increase of 8.69% over Q1, Fiscal 2005

Q1: Performance Against Guidance

Parameters	Projected		Actuals
Income from Software Services	Rs.	805 - Rs. 810 crore	Rs.	848.10 crore
EPS	Rs.	5.44 - Rs. 5.48	Rs.	5.95

Satyam Computer Services Limited

Balance Sheet as at

In Rs. Crore

		September 30		March 31
		2004	2003	2004
Sources of Funds
Shareholders’ Funds
(a)	Share Capital	63.52	62.91	63.25
(b)	Share application money, pending allotment	0.47	0.05	0.19
(b)	Reserves and Surplus	2,836.38	2,293.31	2,517.51

		2,900.37	2,356.27	2,580.95
Loan Funds
(a)	Secured Loans	9.41	7.38	7.30
(b)	Unsecured Loans	—	2.29	—

		2,909.78	2,365.94	2,588.25

Application of Funds
Fixed Assets
(a)	Gross Block	870.02	803.22	847.16
(b)	Less: Depreciation	639.43	544.94	597.76

(c)	Net Block	230.59	258.28	249.40
(d)	Capital Work in Progress	46.00	29.15	22.17

		276.59	287.43	271.57

Investments		74.75	56.49	74.75

Deferred Tax Asset (net)		9.39	7.10	5.29

Current Assets, Loans and Advances
(a)	Sundry Debtors	750.82	521.32	592.82
(b)	Cash and Bank Balances	2,013.05	1,631.23	1,815.36
(c)	Loans and Advances	93.54	110.96	90.59
(d)	Other Current Assets	129.06	53.83	91.46

		2,986.47	2,317.34	2,590.23
Less: Current Liabilities and Provisions
(a)	Current Liabilities	274.38	208.42	194.53
(b)	Provisions	163.04	94.01	159.06

		437.42	302.43	353.59

Net Current Assets		2,549.05	2,014.92	2,236.64

		2,909.78	2,365.94	2,588.25

Satyam Computer Services Limited

Financial Highlights — US GAAP

Unaudited Consolidated Statements of Operations Summary for the quarter ended

In US$ Thousands except per share data and as stated otherwise

	September		Growth over September 2003 Quarter	June	Growth over June 2004 Quarter
	2004	2003	(%)	2004	%
Revenues	$188,922	$131,775	43.37	$174,994	7.96
Gross Profit	71,702	50,616	41.66	68,673	4.41
Operating income	38,830	28,933	43.21	37,044	4.82
Income before income taxes, minority interest and
equity in earnings/(losses) of associated companies	43,653	36,394	19.95	43,178	1.10
Income Taxes	(6,267)	(6,047)	3.64	(6,618)	(5.30)
Income before equity in earnings/(losses) of associated companies	37,386	30,347	23.20	36,560	2.26
Equity in earnings/(losses) of associated companies, net of taxes	(113)	(789)	(85.68)	(126)	(10.32)
Net Income	$37,273	$29,558	26.10	$36,434	2.30
Earnings Per Share:
Basic	$0.12	$0.09	33.33	$0.12	0.00
Diluted	$0.11	$0.09	22.22	$0.11	0.00

Reconciliation between net profit as per Indian GAAP and US GAAP for

In US$ Thousands

	Quarter ended September		Quarter ended
	2004	2003	June 2004
Profit as per Indian GAAP Financial Statements	$40,913	$32,077	$38,675
Add/(Deduct)
1 Profit/(Loss) of Subsidiaries and Associated Companies	(2,750)	(1,953)	(1,571)
2 Deferred Stock Compensation Charge	(430)	(350)	(235)
3 Sales of Shares in Sify — Difference in GAAP	—	(1,216)
4 Others, net	(460)	1,000	(435)
Net Income as per USGAAP Financial Statements	$37,273	$29,558	$36,434

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associated Companies

Subsidiaries

Satyam’s BPO subsidiary, Nipuna Services Limited, recorded revenue of Rs. 11.05 crore (US$ 2.40 mn) and net loss of Rs. 7.75 crore (US$ 1.68 mn) for the quarter ended September 30, 2004.

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$ 0.29 mn and a net income of US$ 0.03 mn for the quarter ended September 30, 2004.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of 5.53 mn CNY (US$ 0.67 mn) and net income of 0.05 mn CNY (US$ 0.01 mn) for the quarter ended September 30, 2004.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 0.91 crore (US$ 0.20 mn) and net loss of Rs. 0.43 crore (US$ 0. 09 mn) for the quarter ended September 30, 2004.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned revenue of Rs. 13.18 crore (US$ 2.86 mn) and net profit of Rs. 1.84 crore (US$ 0.40 mn) for the quarter ended September 30, 2004.

Associated Company

Sify Ltd.’s (Sify) revenue for Q2, at US$ 18.75 mn was 29.7% higher than the same quarter last year and 10.9% sequentially. Sify recorded net loss of US$ 1.01 mn, while cash profit (in adjusted EBIDTA) terms was US$ 1.66 mn compared to US$ 0.34 mn cash loss for the same quarter last year. Cash surplus generated from operations during the quarter after capital expenditure of US$ 1.97 mn was US$ 0.62 mn. Sify ended the quarter with a cash balance of US$ 32.9 mn.

(For detailed results on Sify, visit www.sifycorp.com)

Business Outlook*

* Outlook is based on exchange rate of Rs. 45.85/US$

INDIAN GAAP (Standalone)

The Company’s outlook for the quarter ending December 31, 2004 is as follows:

Income from software services is expected to be between Rs. 882 crore and Rs. 886 crore and EPS for the quarter is expected to be between Rs. 5.32 and Rs. 5.47.

The Company’s outlook for the fiscal year ending March 31, 2005 is as follows:

For fiscal 2005 income from software services is expected to be between Rs. 3,415 crore and Rs. 3,428 crore, implying a growth rate of 34.4% to 34.9% over fiscal 2004. EPS for the fiscal is expected to be between Rs. 22.61 and Rs. 22.76, implying a growth rate of 31.4% to 32.3% over fiscal 2004.

US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)

The Company’s outlook for the quarter ending December 31, 2004 is as follows:

Consolidated revenue is expected to be between US$ 198 mn and US$ 199 mn. Consolidated earning per ADS is expected to be between US$ 0.22 and US$ 0.23.

The Company’s outlook for the fiscal year ending March 31, 2005 is as follows:

For fiscal 2005, consolidated revenue is expected to be between US$ 767 mn and US$ 770 mn, implying a growth rate of 35.4% to 36.0% over fiscal 2004. Consolidated earnings per ADS for the fiscal is expected to be between US$ 0.95 and US$ 0.96, implying a growth rate of 31.9% to 33.3% over fiscal 2004.

Satyam Computer Services Limited

Business Highlights

Satyam added 27 new customers in Q2, including 5 Fortune Global 500 companies. Prominent amongst them are: the largest Canadian bank, A US-based communications services company, and a world-leading manufacturer of innovative transportation solutions.

A leading supermarket chain in Asia Pacific selected Satyam for implementing a warehouse management system, a key component in the modernization of their distribution system. A Fortune 500 retail giant awarded Satyam the pilot development contract to develop a mobile solution for its field force.

Satyam continued to increase its footprint in the Healthcare segment with the addition of new customers, entry into newer segments in existing customer accounts, and signing of a new partnership with an industry native solution provider for Pharma R&D solutions. Satyam’s focus on the medical devices segment is bearing fruit with the initiation of services in this area for an NIPUNAexisting global top 10 Pharma customer.

Satyam is setting up its first development center in the embedded solutions area for a global automotive tier 1 vendor.

Satyam successfully executed the global business template-based manufacturing and supply chain implementation project for a Fortune 200 company. The implementation of this end-to-end business performance improvement project was across multiple locations. A leading media technology company has selected Satyam for a large SAP rollout and application support project spanning multiple locations.

Satyam executed the first grid computing project for one of India’s leading Pharma companies. The project is expected to reduce cost of infrastructure as well as result in faster drug discoveries, due to substantial reduction in computing time. The User Experience Management Practice of Satyam’s Consulting and Enterprise Solutions successfully executed an assignment for a leading multilateral development bank, which involved making the bank’s critical intranet and extranet sites easily accessible to visually challenged users.

Nipuna Services Limited
(BPO subsidiary)

Nipuna has added a Fortune Global 500 Pharma company and a Fortune Global 500 Oil and Gas company to its customer base. Currently, Nipuna has 16 customers, including 14 of Satyam’s customers, and is supporting 31 processes for them.

Employee strength increased by 290 to reach 1350 Associates as on September 30, 2004. The new facility at Hyderabad with 700 seats became operational during the quarter. The total seating capacity increased to 1500 at the end of Q2.

New engagements initiated during this quarter include:

•	Dial-up and DSL support

•	Engineering change management services

•	Helpdesk activities for US-based customers

Satyam Computer Services Limited

Operational parameters for Q2, fiscal 2005

A. Revenue Analysis

Analysis of Revenue Growth (%)

Particulars	Q2 2005	Q1 2005	Q2 2004	FY 2004
Increase/(Decrease) in revenue in US$ terms	7.98	7.00	9.36	32.32
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	7.91	7.05	9.87	34.23
- Billing rate	0.07	(0.05)	(0.51)	(1.91)
- US$ exchange rate	1.95	0.05	(2.42)	(6.73)
Increase/(Decrease) in revenue in Rupee terms	9.93	7.05	6.94	25.59

Breakup of export revenue between offshore and onsite (%)

Location	Q2 2005	Q1 2005	Q2 2004	FY 2004
Offshore	41.77	42.05	42.95	42.70
Onsite	58.23	57.95	57.05	57.30

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q2 2005	Q1 2005	Q2 2004	FY 2004
North America	71.20	68.93	74.83	73.34
Japan	1.46	2.04	2.70	1.97
Europe	16.00	15.23	12.51	13.71
Rest of World	11.34	13.80	9.96	10.98

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q2 2005	Q1 2005	Q2 2004	FY 2004
Software Design and Development	43.38	42.11	48.16	46.59
Software Maintenance	21.53	22.17	24.45	23.56
Packaged Software Implementation	28.64	29.24	24.54	26.22
Engineering Design Services	6.45	6.48	2.85	3.63

Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of business	Q2 2005	Q1 2005	Q2 2004	FY 2004
Banking & Finance	19.27	15.90	19.65	18.45
Insurance	12.65	11.44	13.77	13.90
Manufacturing	27.89	30.53	31.37	31.44
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	18.14	16.86	13.45	13.67
Healthcare	6.49	5.70	6.83	6.12
Retail	2.71	2.78	1.83	1.87
Transportaion	2.36	2.89	2.00	2.05
Others	10.49	13.90	11.10	12.50

Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q2 2005	Q1 2005	Q2 2004	FY 2004
Time & Material	66.88	68.06	68.76	68.42
Fixed Bid	33.12	31.94	31.24	31.58

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q2, fiscal 2005 (contd.)

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year
Onsite	0.07	(0.20)
Offshore	0.04	(0.04)
Domestic	0.40	3.53

B. Associate Data

Location-wise breakup of Associates

Particulars		Q2 2005	Q1 2005	Q2 2004
Onsite		4,232	3,502	3,174
Offshore		10,960	10,535	7,072
Domestic		660	597	201
Total Technical		15,852	14,634	10,447
Support		1,020	997	803

Total		16,872	15,631	11,250

Utilization/Loading rates (%)

Particulars	Q2 2005	Q1 2005	Q2 2004	FY 2004
Onsite	95.61	95.38	96.04	95.79
Offshore	74.01	77.11	78.02	78.84
Domestic	79.00	83.86	84.17	90.56
Offshore with trainees	67.55	69.81	73.86	74.67

C. Customer Information

Revenue contribution (%)

Revenues from	Q2 2005	Q1 2005	Q2 2004	FY 2004
Top customers	12.70	10.66	16.96	14.42
Top 5 customers	32.36	29.54	39.69	36.29
Top 10 customers	45.34	42.62	52.04	48.38

Number of customers with annualized billing exceeding:

Revenues from		Q2 2005	Q1 2005	Q2 2004
US$1 mn		97	96	72
US$5 mn		29	32	23
US$10 mn		16	16	9

Revenue from existing business and new business (%)

		Q2 2005	Q1 2005	Q2 2004
Existing business		93.70	93.23	92.07
New business		6.30	6.77	7.93

Total		100.00	100.00	100.00

Other Information

Particulars		Q2 2005	Q1 2005	Q2 2004
New customers added		27	25	27
Number of active customers		357	340	294
Receivable days		80	78	78

Satyam Computer Services Limited

About Satyam Computer Services Limited

Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 16,800 highly-skilled professionals in Satyam work onsite, offsite, offshore and near shore, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Malaysia, Singapore, China, Japan and Australia serve over 350 global companies, of which 109 are Fortune Global 500 corporations. Satyam’s presence spans 45 countries, across six continents.

For more information visit: www.satyam.com

Safe Harbor

This quarterly investor news update contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the release include, but are not limited to, comments regarding the prospects for further growth in the Company’s business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements — Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam’s business, please see the discussion under the caption “Risk Factors” in our report on Form 6k concerning the fiscal quarter ended June 30, 2004 furnished to the United States Securities Exchange Commission on August 16, 2004 and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Contact Information

Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-27843222 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited